SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3/A
Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities and Exchange Act of 1934 and Rule 13e-3 thereunder.
RULE 13E-3 TRANSACTION STATEMENT
(PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
Amendment No. 2
ACE CASH EXPRESS, INC.
(Name of the Issuer)
ACE CASH EXPRESS, INC.
ACE HOLDINGS I, LLC
ACE ACQUISITION CORP.
RANGER MERGER SUB, INC.
JAY B. SHIPOWITZ
(Name of the Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
004403101
(CUSIP Number of Class of Securities)

Walter E. Evans, Esq.
Senior Vice President and General Counsel
1231 Greenway Drive, Suite 600
Irving, Texas 75038
(972) 550-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Person(s) Filing Statement)

Copies To:

John M. Newell, Esq.	Robert B. Pincus, Esq.
Latham & Watkins	Skadden, Arps, Slate, Meagher & Flom LLP
505 Montgomery Street, Suite 2000	One Rodney Square P.O. Box 636
San Francisco, California 94111	Wilmington, Delaware 19899
(415) 391-0600	(302) 651-3000
     This statement is filed in connection with (check the appropriate box):
a.	☑ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☐ None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☑
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE
Transaction Valuation* $432,814,529	Amount Of Filing Fee** $46,312

*	The filing fee is determined based upon the sum of (a) $30.00 per share of 14,078,394 shares of ACE common stock and (b) $30.00 minus the weighted average exercise price of $15.32 per share for options to purchase 712,908 shares of ACE common stock.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.0001070.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:		$46,312

Form or registration no.:		Preliminary Proxy Statement

Filing party:	Ace Cash Express, Inc.

Date filed:	July 10, 2006

INTRODUCTION
     This Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by 1) Ace Holdings I, LLC, a Delaware limited liability company (“Ace Holdings”); 2) Ace Acquisition Corp., a Delaware corporation; 3) Ranger Merger Sub, Inc., a Texas corporation (“Merger Sub”); 4) Jay B. Shipowitz, an individual; and 5) Ace Cash Express, Inc., a Texas corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“ACE”).
     Pursuant to an Agreement and Plan of Merger, dated as of June 6, 2006, among ACE, Ace Holdings and Merger Sub (the “merger agreement”), Merger Sub shall be merged with and into ACE and the separate corporate existence of Merger Sub shall cease and ACE shall continue as the surviving corporation. Upon completion of the merger, each issued and outstanding share of common stock, $0.01 par value, of ACE, shall be converted into the right to receive $30.00 in cash.
     The merger is a “going private” transaction under the rules of the Securities and Exchange Commission. After the merger, ACE will be controlled by Ace Holdings.
     Concurrently with the filing of this Schedule 13E-3, the Company is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to which ACE will notify its shareholders of, and solicit proxies from its shareholders for, a special meeting of shareholders for the purpose of approving and adopting the merger agreement and approving the merger. The information set forth in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the exhibits thereto.
Item 1. Summary Term Sheet.
     The information contained in the section entitled “SUMMARY TERM SHEET” in the Proxy Statement is incorporated herein by reference.
Item 2. Subject Company Information.
     (a)     Name and Address. The information contained in the section entitled “SUMMARY TERM SHEET—The Companies” in the Proxy Statement and Annex D to the Proxy Statement is incorporated herein by reference.
     (b)     Securities. The exact title and number of shares outstanding of the subject class of equity securities are as follows:
               Common Stock, par value $.01 par value, of Ace Cash Express, Inc. 14,245,605 shares were outstanding as of August 9, 2006.
     (c)     Trading market and price. The information contained in the section entitled “IMPORTANT INFORMATION ABOUT ACE—Market Price and Dividend Data” in the Proxy Statement is incorporated herein by reference.
     (d)     Dividends. The information contained in the section entitled “IMPORTANT INFORMATION ABOUT ACE—Market Price and Dividend Data” in the Proxy Statement is incorporated herein by reference.
     (e)     Prior Public Offerings. The information contained in the section entitled “IMPORTANT INFORMATION ABOUT ACE—Prior Public Offerings” in the Proxy Statement is incorporated herein by reference.
     (f)     Prior Stock Purchases. The information contained in the section entitled “IMPORTANT INFORMATION ABOUT ACE—Prior Stock Purchases” in the Proxy Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Person.
     (a) — (c) Name and address; Business and background of entities; Business and background of natural persons. The information contained in the sections entitled “SUMMARY TERM SHEET—The Companies,” and

“IMPORTANT INFORMATION ABOUT ACE—Directors and Executive Officers” in the Proxy Statement and Annex D to the Proxy Statement are incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a)(1)     Tender Offers. Not applicable.
     (a)(2)(i) Transaction description. The information contained in the sections entitled “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Background of the Merger” and “THE MERGER AGREEMENT—Structure of the Merger” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(ii) Consideration. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger” and “THE MERGER AGREEMENT—Consideration to be Received in the Merger” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(iii) Reasons for transaction. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS—Purpose and Reasons for the Merger of Ace Holdings, Acquisition Corp. and Ranger Merger Sub” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(iv) Vote Required for Approval. The information contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Special Meeting,” “THE SPECIAL MEETING—Required Vote” and “THE MERGER AGREEMENT—Conditions to the Merger” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(v) Difference in the Rights of Security Holders. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—Certain Effects of the Merger” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(vi) Accounting. The information contained in the section entitled “SPECIAL FACTORS—Accounting” in the Proxy Statement are incorporated herein by reference.
     (a)(2)(vii) Tax consequences. The information contained in the sections entitled “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger” and “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences” in the Proxy Statement are incorporated herein by reference.
     (c)     Different Terms. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—Certain Effects of the Merger” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.
     (d)     Appraisal rights. The information contained in the sections entitled “SUMMARY TERM SHEET—Appraisal Rights” and “APPRAISAL RIGHTS” in the Proxy Statement are incorporated herein by reference.
     (e)     Provisions for unaffiliated security holders. None.
     (f)     Eligibility for listing or trading. Not applicable.
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     (a)     Transactions. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.

     (b)     Significant corporate events. The information contained in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Proxy Statement is incorporated herein by reference.
     (c)     Negotiations or contacts. The information contained in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Proxy Statement is incorporated herein by reference.
     (e)     Agreements involving the subject company’s securities. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (b)     Use of securities acquired. Not applicable.
     (c)(1)-(8) Plans. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” “SPECIAL FACTORS—Delisting and Deregistration of ACE Common Stock,” “SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a)     Purposes. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger” “SPECIAL FACTORS—Applicability of Rules Related to “Going Private” Transactions” and “THE MERGER AGREEMENT—Background of the Merger” in the Proxy Statement are incorporated herein by reference.
     (b)     Alternatives. The information contained in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Proxy Statement is incorporated herein by reference.
     (c)     Reasons. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger” and “SPECIAL FACTORS—Purpose and Reasons for the Merger of Ace Holdings, Acquisition Corp. and Ranger Merger Sub” in the Proxy Statement are incorporated herein by reference.
     (d)     Effects. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Certain Effects of the Merger,” and “SPECIAL FACTORS—Material U.S. Federal Income Tax Consequences” in the Proxy Statement are incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a)     Fairness. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS—Position of ACE as to Fairness,” “SPECIAL FACTORS—Purpose and Reasons for the Merger of Ace Holdings, Acquisition Corp. and Ranger Merger Sub” and “SPECIAL FACTORS—Position of Ace Holdings, Acquisition Corp., Merger Sub and Mr. Shipowitz as to Fairness” in the Proxy Statement are incorporated herein by reference.
     (b)     Factors considered in determining fairness. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS—Position of ACE as to Fairness,” “SPECIAL FACTORS—Purpose and Reasons for the Merger of Ace Holdings, Acquisition Corp. and Ranger Merger Sub,” “SPECIAL FACTORS—Opinion of the Special

Committee’s Financial Advisor” and “SPECIAL FACTORS—Position of Ace Holdings, Acquisition Corp., Merger Sub and Mr. Shipowitz as to Fairness” in the Proxy Statement are incorporated herein by reference.
     (c)     Approval of securityholders. The information contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Special Meeting,” “THE SPECIAL MEETING—Required Vote” and “THE MERGER AGREEMENT—Conditions to the Merger” in the Proxy Statement are incorporated herein by reference.
     (d)     Unaffiliated representative. Not applicable.
     (e)     Approval of directors. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Merger,” “SPECIAL FACTORS—Recommendation of the Board of Directors; Fairness of the Merger” “SPECIAL FACTORS—Position of ACE as to Fairness” and “SPECIAL FACTORS—Position of Ace Holdings, Acquisition Corp., Merger Sub and Mr. Shipowitz as to Fairness” in the Proxy Statement are incorporated herein by reference.
     (f)     Other offers. The information contained in the section entitled “SPECIAL FACTORS—Background of the Merger” in the Proxy Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Certain Negotiations.
     (a)-(c) The information contained on the cover letter of the Proxy Statement and contained in the sections entitled “SUMMARY TERM SHEET—Special Factors,” “SPECIAL FACTORS—The Merger,” “SPECIAL FACTORS— Recommendation of the Board of Directors; Fairness of the Merger,” “SPECIAL FACTORS—Purpose and Reasons for the Merger of Ace Holdings, Acquisition Corp. and Ranger Merger Sub,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Position of Ace Holdings, Acquisition Corp., Merger Sub and Mr. Shipowitz as to Fairness” and “THE MERGER AGREEMENT—Background of the Merger” in the Proxy Statement and Annex B to the Proxy Statement are incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
     (a), (b) & (d) Source of funds; Conditions; Borrowed funds. The information contained in the sections entitled “SUMMARY TERM SHEET—Special Factors” and “SPECIAL FACTORS—Financing for the Merger; Source and Amount of Funds” in the Proxy Statement are incorporated herein by reference.
     (c)     Expenses. The information contained in the section entitled “SPECIAL FACTORS—Fees and Expenses of the Merger” in the Proxy Statement is incorporated herein by reference.
Item 11. Interest in Securities of the Subject Company.
     (a), (b) Securities ownership; Securities transactions. The information contained in the section entitled “IMPORTANT INFORMATION ABOUT ACE—Security Ownership of Certain Beneficial Owners and Management” in the Proxy Statement is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     (d)     Intent to tender or vote in a going-private transaction. The information contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Special Meeting,” “THE SPECIAL MEETING—Voting by Directors and Executive Officers” and “SPECIAL FACTORS—Interests of Certain Persons in the Merger; Potential Conflicts of Interest” in the Proxy Statement are incorporated herein by reference.
     (e)     Recommendations of others. The information contained in the Cover Letter and contained in the sections entitled “SUMMARY TERM SHEET—The Special Meeting,” “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE MERGER—The Special Meeting” and “SPECIAL FACTORS—

Recommendation of the Board of Directors; Fairness of the Merger” in the Proxy Statement are incorporated herein by reference.
Item 13. Financial Information.
     (a)     Financial information. The information contained in the sections entitled “IMPORTANT INFORMATION ABOUT ACE—Selected Historical Financial Data,” “IMPORTANT INFORMATION ABOUT ACE—Ratio of Earnings to Fixed Charges” and “IMPORTANT INFORMATION ABOUT ACE—Book Value Per Share” in the Proxy Statement are incorporated herein by reference.
     (b)     Pro forma information. Not Applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     (a)     Solicitations or recommendations. The information contained in the section entitled “THE SPECIAL MEETING—Solicitation of Proxies” in the Proxy Statement is incorporated herein by reference.
     (b)     Employees and corporate assets. Not applicable.
Item 15. Additional Information.
     (b)     Other material information. The information contained in the section entitled “SPECIAL FACTORS—Litigation Related to the Merger” in the Proxy Statement is incorporated herein by reference.
Item 16. Exhibits.

(a)(1)	Proxy Statement, together with the proxy card (incorporated herein by reference to the Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on August 29, 2006).

(a)(2)	Press Release issued by Ace Cash Express, Inc. dated June 7, 2006 (incorporated herein by reference to the Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on June 7, 2006). *

(b)(1)	Equity Commitment Letter, dated as of June 6, 2006, among JLL Partners Fund V, L.P., Ace Holdings I, LLC and Ace Cash Express, Inc. *

(b)(2)	Debt Commitment Letter, dated as of June 5, 2006, among Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Ranger Merger Sub Co. *

(c)(1)	Opinion of UBS Securities LLC, dated June 6, 2006 (incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006). *

(c)(2)	Presentation of UBS Securities LLC to the Special Committee, dated May 2006. *

(c)(3)	Presentation of UBS Securities LLC to the Special Committee, dated June 6, 2006. *

(d)(1)	Agreement and Plan of Merger, dated as of June 6, 2006, by and among Ace Cash Express, Inc., Ace Holdings I, LLC and Ranger Merger Sub, Inc. (incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006).*

(d)(2)	Amended and Restated Rollover and Investment Agreement, dated as of July 19, 2006, between Jay B. Shipowitz and Ace Holdings I, LLC.

(d)(3)	Keepwell Letter, dated as of June 6, 2006, by JLL Partners Fund V, L.P. *

(d)(4)	Form of Second Amended and Restated Executive Employment Agreement between Ace Cash Express, Inc. and Jay B. Shipowitz. *

(d)(5)	Indemnification Agreement, dated August 15, 2006, between Jay B. Shipowitz and Ace Holdings I, LLC.*

(e)(1)	Amended and Restated Executive Employment Agreement dated as of January 23, 2006 between Ace Cash Express, Inc. and Jay B. Shipowitz (incorporated herein by reference to the

Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on January 26, 2006). *

(e)(2)	Consulting Agreement dated as of May 10, 2006 between Ace Cash Express, Inc. and Raymond C. Hemmig (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on May 11, 2006). *

(e)(3)	Change-in-Control Severance Agreement dated as of January 23, 2006 between Ace Cash Express, Inc. and Jay B. Shipowitz (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on January 26, 2006). *

(e)(4)	Change-in-Control Severance Agreement dated as of November 15, 2004 between Ace Cash Express, Inc. and Barry M. Barron (incorporated by herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on November 19, 2004). *

(e)(5)	Change-in-Control Severance Agreement dated as of November 15, 2004 between Ace Cash Express, Inc. and William S. McCalmont (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on November 19, 2004). *

(e)(6)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Joe B. Edwards. *

(e)(7)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Walter E. Evans. *

(e)(8)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Allen J. Klose. *

(e)(9)	Change-In-Control Executive Severance Agreement dated and effective as of February 21, 2006, between Ace Cash Express, Inc. and James E. Gibbs. *

(e)(10)	Consulting Agreement effective as of July 1, 2005, between Ace Cash Express, Inc. and Donald H. Neustadt (incorporated herein by reference to Exhibit B of Exhibit 10.4 to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on August 27, 2004). *

(e)(11)	Restricted Stock Agreement dated effective as of August 28, 2006, between Ace Cash Express, Inc. and Jay B. Shipowitz.

(f)	Article 15 of the Texas Business Corporation Act (incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006). *

(g)	None.

(h)	None.

* Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2006	Ace Cash Express, Inc.

	By:	/s/ Walter E. Evans
		Name:	Walter E. Evans
		Title:	Senior Vice President & General Counsel

Ace Holdings I, LLC
	By:	/s/ Frank Rodriguez
		Name:	Frank Rodriguez
		Title:	President

Ace Acquisition Corp.
	By:	/s/ Frank Rodriguez
Name: Frank Rodriguez
Title: President

Ranger Merger Sub, Inc.
	By:	/s/ Frank Rodriguez
		Name:	Frank Rodriguez
		Title:	President

	By:	/s/ Jay B. Shipowitz
Jay B. Shipowitz, individually

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Proxy Statement, together with the proxy card (incorporated herein by reference to the Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on August 29, 2006).

(a)(2)	Press Release issued by Ace Cash Express, Inc. dated June 7, 2006 (incorporated herein by reference to the Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on June 7, 2006). *

(b)(1)	Equity Commitment Letter, dated as of June 6, 2006, among JLL Partners Fund V, L.P., Ace Holdings I, LLC and Ace Cash Express, Inc. *

(b)(2)	Debt Commitment Letter, dated as of June 5, 2006, among Bear, Stearns & Co. Inc., Bear Stearns Corporate Lending Inc. and Ranger Merger Sub Co. *

(c)(1)	Opinion of UBS Securities LLC, dated June 6, 2006 (incorporated herein by reference to Annex B to the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006). *

(c)(2)	Presentation of UBS Securities LLC to the Special Committee, dated May 2006. *

(c)(3)	Presentation of UBS Securities LLC to the Special Committee, dated June 6, 2006. *

(d)(1)	Agreement and Plan of Merger, dated as of June 6, 2006, by and among Ace Cash Express, Inc., Ace Holdings I, LLC and Ranger Merger Sub, Inc. (incorporated herein by reference to Annex A to the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006). *

(d)(2)	Amended and Restated Rollover and Investment Agreement, dated as of July 19, 2006, between Jay B. Shipowitz and Ace Holdings I, LLC.

(d)(3)	Keepwell Letter, dated as of June 6, 2006, by JLL Partners Fund V, L.P. *

(d)(4)	Form of Second Amended and Restated Executive Employment Agreement between Ace Cash Express, Inc. and Jay B. Shipowitz. *

(d)(5)	Indemnification Agreement, dated August 15, 2006, between Jay B. Shipowitz and Ace Holdings I, LLC.*

(e)(1)	Amended and Restated Executive Employment Agreement dated as of January 23, 2006 between Ace Cash Express, Inc. and Jay B. Shipowitz (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on January 26, 2006). *

(e)(2)	Consulting Agreement dated as of May 10, 2006 between Ace Cash Express, Inc. and Raymond C. Hemmig (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on May 11, 2006). *

(e)(3)	Change-in-Control Severance Agreement dated as of January 23, 2006 between Ace Cash Express, Inc. and Jay B. Shipowitz (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on January 26, 2006). *

(e)(4)	Change-in-Control Severance Agreement dated as of November 15, 2004 between Ace Cash Express, Inc. and Barry M. Barron (incorporated by herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on November 19, 2004). *

(e)(5)	Change-in-Control Severance Agreement dated as of November 15, 2004 between Ace Cash Express, Inc. and William S. McCalmont (incorporated herein by reference to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on November 19, 2004). *

Ex - 1

Exhibit
Number	Description

(e)(6)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Joe B. Edwards. *

(e)(7)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Walter E. Evans. *

(e)(8)	Change-In-Control Executive Severance Agreement dated and effective as of July 26, 2005, between Ace Cash Express, Inc. and Allen J. Klose. *

(e)(9)	Change-In-Control Executive Severance Agreement dated and effective as of February 21, 2006, between Ace Cash Express, Inc. and James E. Gibbs. *

(e)(10)	Consulting Agreement effective as of July 1, 2005, between Ace Cash Express, Inc. and Donald H. Neustadt (incorporated herein by reference to Exhibit B of Exhibit 10.4 to the Form 8-K filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on August 27, 2004). *

(e)(11)	Restricted Stock Agreement dated effective as of August 28, 2006, between Ace Cash Express, Inc. and Jay B. Shipowitz.

(f)	Article 15 of the Texas Business Corporation Act (incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Ace Cash Express, Inc. with the Securities and Exchange Commission on July 10, 2006). *

(g)	None.

(h)	None.

* Previously filed.

Ex - 2